ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2007 JUL 16 A 8:09

No. PTTEP 1.910/ 232 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

July 9, 2007

07025217

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Drilling Result of appraisal well, Zawtika-5, in Myanmar M9 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 300 kilometers south of Yangon.

PTTEP wishes to report the drilling result of appraisal well, Zawtika-5, in addition to the 4 exploration wells and 3 appraisal wells which were reported to the Stock Exchange of Thailand. Details are as follows:

The appraisal well Zawtika-5, located in the east of Zawtika-4 well, was spudded on June 21th, 2007. The well was drilled to a total depth of 2,527 meters and encountered seven zones of natural gas bearing formation with a total thickness of 100.5 meters. The flow rate testings (Tubing Stem Test-TST) were conducted on two zones, indicating maximum natural gas flow rates of approximately 38.36 million standard cubic feet per day (MMSCFD) and 33.12 MMSCFD respectively. The combined flow rate of two zones is 71.48 MMSCFD.

The successful result of the appraisal well Zawtika-5 affirms the commercial potential of natural gas in Zawtika area. PTTEP will prepare a development plan for future production in M9 Block.

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

END